UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Leading Brands, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

52170U-207
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 52170U-207

1	NAME OF REPORTING PERSON Milwaukee Private Wealth Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 280,552
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 280,552
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,552
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 52170U-207

Item 1(a).	Name of Issuer:

Leading Brands, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

33 West 8th Avenue
Unit 101
Vancouver, British Columbia, V5Y 1M8, Canada

Item 2(a).	Name of Person Filing:

Milwaukee Private Wealth Management, Inc.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

1500 W. Market Street, Suite 250
Mequon, WI 53092

Item 2 (c).	Citizenship:

A Wisconsin Corporation.

Item 2 (d).	Title of Class of Securities:

Common Stock, no par value

Item 2 (e).	CUSIP Number:

52170U-207

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ /	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/x/	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 52170U-207

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

As of December 31, 2014:

(a)	Amount beneficially owned:

280,552 shares.

(b)	Percent of class:

9.6%. Based on 2,929,965 shares of Common Stock outstanding as of January 5, 2015, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on January 15, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

280,552 shares.

(ii)	Shared power to vote or to direct the vote

No shares.

(iii)	Sole power to dispose or to direct the disposition of

280,552 shares.

(iv)	Shared power to dispose or to direct the disposition of

No shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [    ]

CUSIP NO. 52170U-207

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 52170U-207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

MILWAUKEE PRIVATE WEALTH MANAGEMENT, INC.

By:	/s/ Jeffrey Geygan
Name: Jeffrey Geygan
Title: President/CEO